SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[April 29, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
HELSINKI, FINLAND

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

SIGNATURES

Date April 29, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso Corp. Stock Exchange Release April 29, 2003 at 12.30 p.m.

Metso’s Interim Review, January-March 2003: NEW ORDERS RECEIVED ON GOOD LEVEL DESPITE MARKET UNCERTAINTY

•	Metso Corporation’s net sales in January-March totaled EUR 983 million (1-3/2002: EUR 1,111 million).

•	New orders worth EUR 1,425 million (EUR 1,291 million) were received. The order backlog totaled EUR 1,974 million in the end of March (EUR 1,932 million).

•	Operating profit before nonrecurring items and amortization of goodwill was EUR 11.7 million (EUR 46.7 million). The operating profit was EUR 5.3 million (EUR 30.9 million).

•	Income before extraordinary items and income taxes for January-March was negative EUR 13 million (positive EUR 14 million). Earnings per share were negative EUR 0.09 (positive EUR 0.04).

•	Gearing at the end of March was 79.5 percent (80.6 at end of 2002).

Metso’s market environment continued to be uncertain during the first quarter. In addition to a low level of volumes, the result was burdened by under-utilization of production capacity, a stronger euro and tough price competition in some product segments in the uncertain markets.

The Corporation’s net sales were EUR 983 million: 36 percent came from the deliveries of Metso Paper, 38 percent from Metso Minerals, 13 percent from Metso Automation, 8 percent from Metso Ventures and 5 percent from the Converting group. Aftermarket and maintenance services accounted for 37 percent of Metso’s net sales.

“Despite the market situation in the first quarter, the value of new orders received by Metso increased by over one third compared with the last quarter of 2002, and the Corporation’s order backlog strengthened from the year-end” says Tor Bergman, President and CEO of Metso Corporation.

Metso’s market environment is expected to continue uncertain. In the Chinese market, uncertainty has been increased due to the possible economic impacts of the spreading SARS epidemic. Demand for new paper production lines is expected to continue to recover slowly. Metso Minerals’ second quarter is expected to be clearly better than the first quarter.

Renewing Metso Paper’s operating model, moving Metso Minerals’ focus to utilize its strengthened position after the accomplishment of the integration and concentrating Metso Automation on its core competences are estimated to improve Metso’s profitability.

The strengthened order backlog compared with the year-end and completed and ongoing actions to streamline the cost structure create a basis for profitability remaining on last year’s level.

For additional information, please contact:

Olli Vaartimo, Executive Vice President & CFO, Metso Corporation,
tel. +358 204 843 010
Eeva Mäkelä, Manager, Investor Relations, Metso Corporation,
tel. +358 204 843 253

ATTACHMENTS
Metso Corporation’s Interim Review for January-March

INTERIM REVIEW JANUARY 1 — MARCH 31, 2003

Key figures

EUR million	1-3/03	1-3/02	Change %	2002

Net sales	983	1,111	(12)	4,691
Operating profit before nonrecurring items and amortization of goodwill	11.7	46.7	(75)	251
% of net sales	1.2	4.2		5.3
Operating profit	5.3	30.9	(83)	167
% of net sales	0.5	2.8		3.6
Income before extraordinary items and income taxes	(13)	14	—	93
Earnings/share excluding nonrecurring items and amortization of goodwill, EUR	(0.05)	0.16	—	0.99
Earnings/share, EUR	(0.09)	0.04	—	0.48
Orders received	1,425	1,291	10	4,646
	31.3.03	31.3.02		31.12.02

Order backlog	1,974	1,932	2	1,589
Equity to assets ratio, %	34.5	30.5		33.3
Gearing, %	79.5	87.1		80.6

Demand for Metso’s products in January-March

Metso’s market environment continued to be uncertain. In the pulp and paper market, pulp prices strengthened clearly during the first quarter. Prices for printing papers remained unchanged in the USA but decreased in Europe. In the rock and minerals processing markets, prices for the most common mining minerals continued their slight increase in the first quarter.

There was no improvement in the US and German markets, both important for Metso. However, the demand for Metso’s products in the growing Chinese market continued to be good. In South America, the demand for chemical pulping lines and mining equipment developed positively. Demand for aftermarket and maintenance services continued to be good in the main markets.

In the first quarter of the year, the value of new orders received by Metso increased by over one third compared with the last quarter of 2002, and the Corporation’s order backlog strengthened from the year-end. The delivery volumes of January-March remained at a low level, partially also due to seasonal factors.

The market for Metso Paper continued to be satisfactory. The demand for new production lines was good, with new machine investments being concentrated in China. The demand for rebuilds was satisfactory overall.

There was slightly more uncertainty on the European markets for Metso Minerals’ construction and civil engineering industry products. The US market continued to be weak. The demand for mining industry products remained good in South America, South Africa and Australia.

The demand for Metso Automation’s products remained satisfactory and strengthened slightly in North America.

Orders received and order backlog

In the review period, the value of new orders received by Metso totaled EUR 1,425 million, an increase of 10 percent from January-March 2002. Excluding exchange rates changes, the value of orders received increased almost 20 percent. The value of new orders received by Metso Paper totaled EUR 738 million, strengthening the order backlog at the end of March by 50 percent compared with the end of 2002. Metso Minerals received new orders worth EUR 434 million, increasing the order backlog by 8 percent. Metso Automation received new orders worth EUR 160 million, maintaining the order backlog at the same level as at the year-end. Metso Ventures received new orders worth EUR 92 million, increasing the order backlog by 4 percent compared with the end of last year.

The Corporation’s order backlog totaled EUR 1,974 million at the end of March, an increase of 24 percent compared with the end of 2002. 39 percent of the review period’s orders originated from Europe, 20 percent from North America, 33 percent from Asia-Pacific, 4 percent from South America and 4 percent from the rest of the world.

Net sales

Metso’s net sales for January-March totaled EUR 983 million, 12 percent lower than in the comparison period. The decrease in net sales was due mainly to changes in exchange rates, but also to the timing of deliveries. Aftermarket and maintenance services accounted for 37 percent of the Corporation’s net sales (excluding Metso Ventures). Of the net sales, 36 percent came from the deliveries of Metso Paper, 38 percent from Metso Minerals, 13 percent from Metso Automation and 8 percent from Metso Ventures. The Converting Equipment group accounted for 5 percent of the Corporation’s net sales.

Exports and operations outside Finland accounted for 86 percent of the Corporation’s net sales. 46 percent of net sales came from Europe, 27 percent from North America, 15 percent from Asia-Pacific, 7 percent from South America and 5 percent from the rest of the world.

Result

The Corporation’s operating profit was EUR 5.3 million, representing 0.5 percent of net sales. The operating profit included nonrecurring items of EUR 7 million, net of gains from the divestitures of Network Management Solutions, a part of Metso Automation, and Metso Hydraulics. Nonrecurring items also included restructuring costs in Metso Automation’s North American operations, where a reserve was taken for the closing of a production unit in Chihuahua, Mexico, and transfer of its operations to other units.

In the first quarter the Corporation’s result was burdened by low delivery volumes, under-utilization of production capacity, stronger euro and tough price competition in some product segments in the uncertain markets.

Metso’s net financial expenses were EUR 18 million, including dividend income of EUR 1 million.

Metso’s income before extraordinary items and income taxes for January-March was negative EUR 13 million. The net loss for the review period was EUR 13 million. Earnings per share were negative EUR 0.09. The return on capital employed (ROCE) was 1.1 percent and the return on equity (ROE) was negative 3.6 percent.

The taxes corresponding to the taxable income for the review period have been entered as income taxes.

Cash flow and balance sheet

Metso’s net cash provided by operating activities was EUR 29 million. The Corporation’s net interest bearing liabilities totaled EUR 1,090 million. Gearing, i.e. the ratio of net interest bearing liabilities to shareholder’s equity, decreased slightly from the year-end and was 79.5 percent at the end of March. The reduction of gearing was delayed due to an increase in working capital which resulted from seasonal factors of business and the timing of deliveries. Metso continues actions to lower gearing. Metso’s equity to assets ratio was 34.5 percent.

Capital expenditure

In the first quarter, Metso’s gross capital expenditure was EUR 38 million (1-3/02: EUR 44 million).

Refocused strategy for Metso Paper

Metso Paper launched its renewed operating model during the review period. This was done to respond to changes in the business environment and to strengthen the role of rebuilds and aftermarket operations in accordance with the Metso Future Care business concept. The businesses were organized into business lines by customer segment. The goal is to further improve profitability and competitiveness.

Divestitures

Metso sold its hydraulic power transmission unit, Metso Hydraulics, to Sampo-Rosenlew in January. Metso Hydraulics was part of Metso Ventures and had net sales of EUR 18 million in 2002 and employed approximately 120 people.

In February, Metso sold its SCADA systems provider, Network Management Solutions, to Telvent from Spain. The transaction value was EUR 33 million.

The sale of the Converting Equipment group to Bobst Group SA from Switzerland is at the due diligence stage. A memorandum of understanding on the transaction was signed in November 2002.

Research and development

Metso’s research and development expenditure totaled EUR 33 million (EUR 39 million in 1-3/02), representing 3.4 percent of the Corporation’s net sales.

Metso Paper inaugurated a new TMP/CTMP pulping line at the Mechanical Pulping Technology Center in Anjalankoski, Finland. The new pulping line augments the Technology Center’s other mechanical pulping processes, and its aim is to develop TMP/CTMP pulping technology and know-how, particularly in applications for hardwood.

Concerning product innovations, the first OptiSpray on-line paper coating process was started up at the customer’s mill in Switzerland.

Personnel

At the end of March, Metso employed 27,777 people, 2 percent less than at the end of 2002. 35 percent were employed by Metso Paper, 39 percent by Metso Minerals, 13 percent by Metso Automation and 10 percent by Metso Ventures. The Converting Equipment group employed 3 percent of the Corporation’s personnel.

Metso employed 37 percent of its total personnel in Finland, 13 percent in other Nordic countries, 17 percent in other European countries, 16 percent in North America, 5 percent in Asia-Pacific, 7 percent in South America and 5 percent in the rest of the world.

Changes in the Executive Board

Olli Vaartimo started as Metso Corporation’s Executive Vice President and CFO, and Deputy to the CEO on April 22, 2003. Bertel Karlstedt started as President of Metso Paper on March 1, 2003 and Bertel Langenskiöld as President of Metso Minerals on April 28, 2003.

Vaartimo, Karlstedt and Langenskiöld are members of Metso’s Executive Board.

Shares

At the end of March, the number of Metso Corporation shares was 136,250,545 and the shareholders’ equity was EUR 232 million.

The Helsinki Exchanges traded 15.6 million Metso Corporation shares in January-March, equivalent to a turnover of EUR 157.6 million. The share price on March 31, 2003 was EUR 9.35. The highest quotation for the review period was EUR 11.41 and the lowest EUR 8.70. The Corporation’s market capitalization in the Helsinki Exchanges on March 31, 2003 was EUR 1,274 million.

Metso’s ADR turnover on the New York Stock Exchange amounted to USD 1.8 million. The price of an ADR receipt on March 31, 2003 was USD 10.50. The highest quotation was USD 12.02 and the lowest USD 9.75.

Harris Associates L.P. announced on March 25, 2003 that the holding of the funds managed by it was 5.07 percent of the paid up share capital and the total votes of Metso Corporation on March 18, 2003 (2.88% on September 2, 1999).

Stock options to main list

The Series B stock options that Metso Corporation issued in 2000 were made available for trading on the Main List of the Helsinki Exchanges combined with the Series 2000 A stock options from April 1, 2003. Furthermore, the Series A and B stock options issued by Metso Corporation in 2001 were combined and made available for trading as a separate security from April 1, 2003.

Events taking place after the review period

The Annual General Meeting of Metso Corporation, held on April 15, 2003, authorized the Board to resolve to repurchase and transfer the Corporation’s own shares, to increase the share capital by issuing new shares and stock options, within one year of the shareholders’ meeting. The Corporation’s own shares may be used as consideration in connection with acquisitions or in financing investments.

The Annual General Meeting approved the Board of Director’s proposals to issue stock options to key personnel of the Corporation and to a wholly owned subsidiary of Metso Corporation. The stock options are intended as part of the incentive and commitment program for key personnel. The number of stock options is 7,800,000, and these entitle the subscription of a maximum of 7,800,000 Metso Corporation shares. However, according to the decision of the Annual General Meeting, a maximum of 5,600,000 options can be issued to the key personnel.

The Annual General Meeting decided to pay a dividend of EUR 0.60 for the fiscal year that ended December 31, 2002.

The Annual General Meeting elected Matti Kavetvuo as the new Chairman of the Board of Metso Corporation and Maija-Liisa Friman as a member of the Board. Mikko Kivimäki was re-elected as Vice Chairman of the Board, and Heikki Hakala, Juhani Kuusi, Pentti Mäkinen and Jaakko Rauramo were re-elected as members of the Board. The firm of authorized public accountants, PricewaterhouseCoopers Oy, was re-elected as the Corporation’s auditor, with the principal auditors being Lars Blomquist, APA, and Heikki Lassila, APA.

Short-term outlook

Metso’s market environment is expected to continue uncertain. In the Chinese market, uncertainty has increased due to the possible economic impacts of the spreading SARS epidemic.

Metso Paper expects no significant change in the market in the near future, although the demand for new production lines is expected to recover slowly. Metso Minerals’ second quarter is expected to be clearly better than the first quarter, due to seasonal factors. The demand for Metso Automation’s products is expected to remain satisfactory.

Renewing Metso Paper’s operating model, moving Metso Minerals’ focus to utilize its strengthened position after the accomplishment of the integration and concentrating Metso Automation on its core competences are estimated to improve Metso’s profitability.

The strengthened order backlog compared with the year-end and completed and ongoing actions to streamline the cost structure create a basis for profitability remaining on last year’s level.

Helsinki, April 29, 2003

Board of Directors, Metso Corporation

BUSINESS AREAS

Metso Paper key figures

A memorandum of understanding was signed in November 2002 concerning the sale of Metso Paper’s Converting Equipment group. The group is regarded as a discontinued operation and has been transferred out of the Corporation’s continuing businesses. Metso Paper’s figures for the comparison period are also presented without the Converting Equipment group.

EUR million	1-3/03	1-3/02	Change %	2002

Net sales	366	418	(12)	1,812
Operating profit before nonrecurring items and amortization of goodwill	6.8	32.5	(79)	132.3
% of net sales	1.9	7.8		7.3
Operating profit	4.9	30.3	(84)	118.2
% of net sales	1.3	7.2		6.5
Orders received	738	490	51	1,642
Order backlog, March 31 and Dec 31	1,114	1,023	9	742

Metso Paper’s net sales decreased by 12 percent compared with January-March 2002 and totaled EUR 366 million. The decrease in net sales was due mainly to changes in exchange rates, but also to the timing of deliveries. Aftermarket and maintenance services accounted for 32 percent of net sales.

Metso Paper’s operating profit was EUR 4.9 million, representing 1.3 percent of the net sales. The result was burdened by low delivery volumes, under-utilization of production capacity, stronger euro and tough price competition in some product segments in the uncertain markets. During the review period, a program was commenced to renew the whole business area’s operating model and to improve profitability. Metso Paper will transfer to its renewed operating model by the end of the second quarter.

The value of orders received was 51 percent higher than in the comparison period, totaling EUR 738 million. The orders consisted mainly of paper and board making lines, with most orders received from China. The number of orders for mechanical pulping lines was also higher than in the comparison period. The order backlog of Metso Paper at the end of March was 50 percent higher than at the end of 2002 and stood at EUR 1,114 million.

During the period under review, Metso Paper inaugurated a facility for the production and development of composite rolls in Oulu, Finland, a TMP/CTMP pulping line in Anjalankoski, Finland, a service logistics center in Jyväskylä, Finland, and a service technology center in Sorocaba, Sâo Paulo, Brazil.

Converting Equipment group

The net sales of the Converting Equipment group in January—March 2003 were EUR 46 million (EUR 38 million in 1-3/02). The Converting Equipment group’s operating loss was EUR 0.8 million (operating loss of EUR 1.1 million in 1-3/02).

Metso Minerals key figures

EUR million	1-3/03	1-3/02	Change %	2002

Net sales	383	436	(12)	1,819
Operating profit before nonrecurring items and amortization of goodwill	11.1	22.0	(50)	107.9
% of net sales	2.9	5.0		5.9
Operating profit	0.7	9.0	(92)	51.4
% of net sales	0.2	2.1		2.8
Orders received	434	545	(20)	1,860
Order backlog, March 31 and Dec 31	514	592	(13)	474

Metso Minerals’ net sales decreased by 12 percent compared with January-March 2002 and totaled EUR 383 million. The net sales were lower than those of the comparison period, due mainly to changes in exchange rates, but also to the timing of deliveries. Aftermarket and maintenance services accounted for 46 percent of net sales.

Metso Minerals’ operating profit decreased to EUR 0.7 million, representing 0.2 percent of the net sales. The profitability was burdened by low delivery volumes, under-utilization of production capacity, stronger euro and tough price competition in some product segments in the uncertain markets. Measures were continued in Metso Minerals to release working capital and ensure the utilization of synergy benefits.

The value of new orders received was down 20 percent on the comparison period and totaled EUR 434 million. The order backlog of Metso Minerals at the end of March was 8 percent higher than at the end of 2002 and stood at EUR 514 million.

Metso Automation key figures

EUR million	1-3/03	1-3/02	Change %	2002

Net sales	126	151	(17)	622
Operating profit before nonrecurring items and amortization of goodwill	1.7	0.1	—	21.9
% of net sales	1.3	0.1		3.5
Operating profit (loss)	7.5	(0.7)	—	16.3
% of net sales	6.0	(0.5)		2.6
Orders received	160	162	(1)	643
Order backlog, March 31 and Dec 31	184	193	(5)	185

Metso Automation’s net sales decreased by 17 percent compared with January—March 2002, due to changes in exchange rates and a divestiture. The net sales of Metso Automation for the first quarter of 2003 totaled EUR 126 million. Aftermarket and maintenance services accounted for 25 percent of net sales.

Despite the reduction of net sales, Metso Automation’s operating profit grew to EUR 7.5 million, representing 6.0 percent of net sales, and included net nonrecurring income of EUR 6 million. Nonrecurring items arose from a gain from the divestiture of Network Management Solutions, which produces SCADA systems, and the costs of business restructuring in North America. The streamlining of the cost structure started last year improved the profitability of Metso Automation in the first quarter, and is expected to be fully realized in the second half of 2003.

The value of new orders received approximated that of the comparison period, totaling EUR 160 million. The orders received by Metso Automation were mainly focused on pulp and paper industry automation systems and field equipment for various industries. At the end of March, Metso Automation’s order backlog totaled EUR 184 million, approximately the same as at the year-end.

Metso Ventures key figures

EUR million	1-3/03	1-3/02	Change %	2002

Net sales	81	95	(15)	374
Operating profit before nonrecurring items and amortization of goodwill	1.0	0.2	—	23.4
% of net sales	1.2	0.2		6.3
Operating profit (loss)	1.5	(0.1)	—	14.9
% of net sales	1.9	(0.1)		4.0
Orders received	92	83	11	411
Order backlog, March 31 and Dec 31	145	101	44	139

Metso Ventures’ net sales totaled EUR 81 million, a decrease of 15 percent compared with January — March 2002, mainly as a consequence of the divestitures of Metso Works and Metso Hydraulics. Metso Panelboard’s deliveries were clearly higher, but Metso Drives’ deliveries decreased due to seasonal variation in the demand for wind turbine gears and uncertainty in the market.

Metso Ventures’ operating profit increased to EUR 1.5 million, representing 1.9 percent of net sales. The operating profit included nonrecurring income of EUR 0.8 million, arising from a gain from the divestiture of Metso Hydraulics. Metso Panelboard’s profitability continued to improve.

The value of new orders received was EUR 92 million which exceeded the comparison period by 11 percent, mainly due to an increase in equipment orders in the panelboard industry. The order backlog of Metso Ventures at the end of March was 4 percent higher than at the end of 2002 and stood at EUR 145 million.

As the production of Saab cars will terminate at the end of April and the demand for Porsche cars is declining, Valmet Automotive will lay off approximately half of its personnel. The operating result of Valmet Automotive for the whole of 2003 is estimated to be slightly negative. In January-March, 9,968 cars were produced (10,411 cars in 1-3/02).

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”,

“forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:

(1)  general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2)  the competitive situation, especially significant technological solutions developed by competitors

(3)  the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4)  the success of pending and future acquisitions and restructuring.

The Interim Review is unaudited.

CONSOLIDATED STATEMENTS OF INCOME

	1-3/2003	1-3/2002	1-12/2002
(Millions)	EUR	EUR	EUR

Net sales	983	1,111	4,691
Cost of goods sold	(736)	(801)	(3,425)

Gross profit	247	310	1,266
Selling, general and administrative expenses	(235)	(263)	(1,015)

Operating profit before nonrecurring operating items and amortization of goodwill	12	47	251
% of net sales	1.2%	4.2%	5.3%
Nonrecurring operating income and expenses	7	(2)	(27)
Amortization of goodwill	(14)	(14)	(57)

Operating profit	5	31	167
% of net sales	0.5%	2.8%	3.6%
Financial income and expenses	(18)	(17)	(74)

Income before extraordinary items and income taxes	(13)	14	93
Extraordinary income and expenses	—	—	—

Income before taxes	(13)	14	93
Income taxes	0	(7)	(26)
Minority interests	0	(1)	(2)

Net income	(13)	6	65

CONSOLIDATED BALANCE SHEETS

	Mar 31,2003	Mar 31,2002	Dec 31,2002
(Millions)	EUR	EUR	EUR

Fixed assets and financial assets
Intangible assets	988	1,086	1,011
Tangible assets	876	892	891
Financial assets	107	197	103
Current assets
Inventories	885	999	819
Receivables	1,253	1,444	1,385
Cash and cash equivalents	127	227	190

Total assets	4,236	4,845	4,399

Share capital	232	232	232
Other shareholders ´ equity	1,132	1,148	1,147
Minority interests	8	8	10
Long-term liabilities	1,085	1,456	1,172
Current liabilities	1,779	2,001	1,838

Total shareholders ´equity and liabilities	4,236	4,845	4,399

Net interest bearing liabilities
Long-term interest bearing liabilities	926	1,291	1,020
Short-term interest bearing liabilities	319	228	333
Cash and cash equivalents	(127)	(227)	(190)
Other interest bearing assets	(28)	(84)	(45)

Total	1,090	1,208	1,118

CONSOLIDATED STATEMENTS OF CASH FLOWS

	1-3/2003	1-3/2002	1-12/2002
(Millions)	EUR	EUR	EUR

Cash flows from operating activities:
Net income	(13)	6	65
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	47	49	197
Other	(5)	(2)	12
Change in net working capital	0	23	(22)

Net cash provided by (used in) operating activities	29	76	252

Cash flows from investing activities:
Capital expenditures on fixed assets	(36)	(44)	(191)
Proceeds from sale of fixed assets	2	11	33
Business acquisitions, net of cash acquired	(2)	—	(1)
Proceeds from sale of businesses	30	—	38
(Investments in) proceeds from sale of shares and marketable securities	3	17	107

Net cash provided by (used in) investing activities	(3)	(16)	(14)

Cash flows from financing activities:
Dividends paid	—	—	(82)
Net funding	(96)	(56)	(161)
Other	9	8	10

Net cash provided by (used in) financing activities	(87)	(48)	(233)

Effect of changes in exchange rates on cash and cash equivalents	(2)	3	(27)

Net increase (decrease) in cash and cash equivalents	(63)	15	(22)
Cash and cash equivalents at beginning of period	190	212	212

Cash and cash equivalents at end of period	127	227	190

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY

	Number	Share	Share		Cumulative	Reserve
	of	capital	premium	Legal	translation	for own	Other	Retained	Total
	shares	(par value	reserve	reserve	adjustments	shares	reserves	earnings
	(thousands)	EUR 1.70
(Millions)		per share)	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Balance at Dec 31, 2002	136,251	232	14	227	(60)	1	202	763	1,379
Dividends	—	—	—	—	—	—	—	—	0
Translation differences	—	—	—	—	(1)	—	—	—	(1)
Changes in corporate structure	—	—	—	—	46	—	—	(46)	0
Other	—	—	—	(8)	—	—	—	7	(1)
Net income	—	—	—	—	—	—	—	(13)	(13)

Balance at Mar 31, 2003	136,251	232	14	219	(15)	1	202	711	1,364

The distributable funds of Metso Corporation at March 31, 2003 consist of retained earnings (EUR 711 million) excluding accelerated depreciation and untaxed reserves (EUR 44 million) and negative translation differences (EUR 15 million), and other reserves (EUR 202 million), totaling EUR 854 million.

At the end of the period Metso Corporation possessed 60,841 of its own shares.

THE IMPACT ON NET INCOME BY NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL

	1-3/2003	1-3/2002	1-12/2002
(Millions)	EUR	EUR	EUR

Nonrecurring operating income and expenses, net	7.3	(2.0)	(26.5)
Amortization of goodwill	(13.7)	(13.8)	(57.1)

Nonrecurring items and amortization of goodwill, total	(6.4)	(15.8)	(83.6)
Tax effect	1.0	(1.2)	13.2

The impact of nonrecurring items and amortization of goodwill on net income	(5.4)	(17.0)	(70.4)
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	(0.05)	0.16	0.99
The impact of nonrecurring items and amortization of goodwill on earnings / share	(0.04)	(0.12)	(0.51)
Earnings/share, EUR	(0.09)	0.04	0.48

ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Mar 31, 2003	Dec 31, 2002
(Millions)	EUR	EUR

Mortgages on corporate debt	1	1
Other pledges and contingencies
Mortgages	2	2
Pledged assets	0	0
Guarantees on behalf of associated company obligations	0	0
Other guarantees	4	4
Repurchase and other commitments	22	25
Lease commitments	168	181

NOTIONAL AMOUNTS, CARRYING AMOUNTS AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

	Notional amount		Carrying amount		Fair value

	Mar 31, 2003	Dec 31, 2002	Mar 31, 2003	Dec 31, 2002	Mar 31, 2003	Dec 31, 2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Forward exchange rate contracts	960	1,617	17	38	35	65
Interest rate and currency swaps	4	4	0	0	(1)	(1)
Currency swaps	90	100	4	2	3	1
Interest rate swaps	60	60	0	0	2	2
Interest rate futures contracts	10	15	0	0	0	0
Option agreements
Bought	29	9	0	1	0	1
Sold	44	14	0	0	0	0

Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk. The fair value reflects the estimated amounts that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

KEY RATIOS

	Mar 31, 2003	Mar 31, 2002	Dec 31, 2002

Earnings/share, EUR	(0.09)	0.04	0.48
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	(0.05)	0.16	0.99
Equity/share, EUR	10.01	10.13	10.12
Return on equity (ROE), %	(3.6)	1.9	4.8
Return on capital employed (ROCE), %	1.1	5.2	6.4
Equity to assets ratio, %	34.5	30.5	33.3
Gearing, %	79.5	87.1	80.6

Average number of shares (thousands)	136,190	136,190	136,190

EXCHANGE RATES USED

		1-3/2003	1-3/2002	1-12/2002	Mar 31, 2003	Mar 31, 2002	Dec 31, 2002

USD	(US dollar)	1.0734	0.8764	0.9449	1.0895	0.8724	1.0487
SEK	(Swedish krona)	9.1818	9.1566	9.1591	9.2608	9.0304	9.1528
GBP	(Pound sterling)	0.6698	0.6146	0.6288	0.6896	0.6130	0.6505
CAD	(Canadian dollar)	1.6202	1.3973	1.4828	1.6037	1.3923	1.6550

BY BUSINESS AREA INFORMATION

NET SALES BY BUSINESS AREA

	1-3/2003	1-3/2002	4/2002-3/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	366	418	1,760	1,812
Metso Minerals	383	436	1,766	1,819
Metso Automation	126	151	597	622
Metso Ventures	81	95	360	374
Intra Metso net sales	(19)	(27)	(88)	(96)

Continuing operations	937	1,073	4,395	4,531

Converting Equipment	46	38	168	160

Metso total	983	1,111	4,563	4,691

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS
AND AMORTIZATION OF GOODWILL BY BUSINESS AREA

	1-3/2003	1-3/2002	4/2002-3/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	6.8	32.5	106.6	132.3
Metso Minerals	11.1	22.0	97.0	107.9
Metso Automation	1.7	0.1	23.5	21.9
Metso Ventures	1.0	0.2	24.2	23.4
Corporate Headquarters and other	(8.5)	(7.3)	(33.0)	(31.8)

Continuing operations	12.1	47.5	218.3	253.7

Converting Equipment	(0.4)	(0.8)	(2.7)	(3.1)

Metso total	11.7	46.7	215.6	250.6

NONRECURRING OPERATING ITEMS

BY BUSINESS AREA

	1-3/2003	1-3/2002	4/2002-3/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	—	—	(5.9)	(5.9)
Metso Minerals	—	(2.8)	(10.5)	(13.3)
Metso Automation	6.5	—	3.9	(2.6)
Metso Ventures	0.8	—	(6.3)	(7.1)
Corporate Headquarters and other	—	0.8	6.1	6.9

Continuing operations	7.3	(2.0)	(12.7)	(22.0)

Converting Equipment	—	—	(4.5)	(4.5)

Metso total	7.3	(2.0)	(17.2)	(26.5)

AMORTIZATION OF GOODWILL

BY BUSINESS AREA

	1-3/2003	1-3/2002	4/2002-3/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	(1.9)	(2.2)	(7.9)	(8.2)
Metso Minerals	(10.4)	(10.2)	(43.4)	(43.2)
Metso Automation	(0.7)	(0.8)	(2.9)	(3.0)
Metso Ventures	(0.3)	(0.3)	(1.4)	(1.4)

Continuing operations	(13.3)	(13.5)	(55.6)	(55.8)

Converting Equipment	(0.4)	(0.3)	(1.4)	(1.3)

Metso total	(13.7)	(13.8)	(57.0)	(57.1)

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	1-3/2003	1-3/2002	4/2002-3/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	4.9	30.3	92.8	118.2
Metso Minerals	0.7	9.0	43.1	51.4
Metso Automation	7.5	(0.7)	24.5	16.3
Metso Ventures	1.5	(0.1)	16.5	14.9
Corporate Headquarters and other	(8.5)	(6.5)	(26.9)	(24.9)

Continuing operations	6.1	32.0	150.0	175.9

Converting Equipment	(0.8)	(1.1)	(8.6)	(8.9)

Metso total	5.3	30.9	141.4	167.0

ORDERS RECEIVED BY BUSINESS AREA

	1-3/2003	1-3/2002	4/2002-3/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	738	490	1,890	1,642
Metso Minerals	434	545	1,749	1,860
Metso Automation	160	162	641	643
Metso Ventures	92	83	420	411
Intra Metso orders received	(32)	(27)	(111)	(106)

Continuing operations	1,392	1,253	4,589	4,450

Converting Equipment	33	38	191	196

Metso total	1,425	1,291	4,780	4,646

PERSONNEL BY BUSINESS AREA

	Mar 31, 2003	Mar 31, 2002	Dec 31, 2002

Metso Paper	9,755	9,427	9,719
Metso Minerals	10,732	11,184	10,784
Metso Automation	3,648	4,387	4,150
Metso Ventures	2,676	3,571	2,873
Corporate Headquarters and other	135	118	134

Continuing operations	26,946	28,687	27,660

Converting Equipment	831	840	829

Metso total	27,777	29,527	28,489

QUARTERLY INFORMATION

NET SALES BY BUSINESS AREA

	1-3/2002	4-6/2002	7-9/2002	10-12/2002	1-3/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	418	412	411	571	366
Metso Minerals	436	518	427	438	383
Metso Automation	151	155	149	167	126
Metso Ventures	95	85	86	108	81
Intra Metso net sales	(27)	(27)	(9)	(33)	(19)

Continuing operations	1,073	1,143	1,064	1,251	937

Converting Equipment	38	35	41	46	46

Metso total	1,111	1,178	1,105	1,297	983

OPERATING PROFIT (LOSS) BEFORE NONRECURRING

ITEMS AND AMORTIZATION OF GOODWILL BY BUSINESS AREA

	1-3/2002	4-6/2002	7-9/2002	10-12/2002	1-3/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	32.5	30.5	14.5	54.8	6.8
Metso Minerals	22.0	36.9	21.9	27.1	11.1
Metso Automation	0.1	8.5	6.1	7.2	1.7
Metso Ventures	0.2	7.1	4.0	12.1	1.0
Corporate Headquarters and other	(7.3)	(9.4)	(8.2)	(6.9)	(8.5)

Continuing operations	47.5	73.6	38.3	94.3	12.1

Converting Equipment	(0.8)	(2.1)	(0.5)	0.3	(0.4)

Metso total	46.7	71.5	37.8	94.6	11.7

NONRECURRING OPERATING ITEMS

BY BUSINESS AREA

	1-3/2002	4-6/2002	7-9/2002	10-12/2002	1-3/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	—	(7.1)	(0.2)	1.4	—
Metso Minerals	(2.8)	(5.5)	(3.9)	(1.1)	—
Metso Automation	—	(0.9)	0.2	(1.9)	6.5
Metso Ventures	—	0.6	(5.4)	(2.3)	0.8
Corporate Headquarters and other	0.8	—	7.0	(0.9)	—

Continuing operations	(2.0)	(12.9)	(2.3)	(4.8)	7.3

Converting Equipment	—	(0.6)	(0.8)	(3.1)	—

Metso total	(2.0)	(13.5)	(3.1)	(7.9)	7.3

AMORTIZATION OF GOODWILL BY BUSINESS AREA

	1-3/2002	4-6/2002	7-9/2002	10-12/2002	1-3/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	(2.2)	(2.0)	(2.0)	(2.0)	(1.9)
Metso Minerals	(10.2)	(11.8)	(10.9)	(10.3)	(10.4)
Metso Automation	(0.8)	(0.8)	(0.7)	(0.7)	(0.7)
Metso Ventures	(0.3)	(0.4)	(0.3)	(0.4)	(0.3)

Continuing operations	(13.5)	(15.0)	(13.9)	(13.4)	(13.3)

Converting Equipment	(0.3)	(0.4)	(0.3)	(0.3)	(0.4)

Metso total	(13.8)	(15.4)	(14.2)	(13.7)	(13.7)

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	1-3/2002	4-6/2002	7-9/2002	10-12/2002	1-3/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	30.3	21.4	12.3	54.2	4.9
Metso Minerals	9.0	19.6	7.1	15.7	0.7
Metso Automation	(0.7)	6.8	5.6	4.6	7.5
Metso Ventures	(0.1)	7.3	(1.7)	9.4	1.5
Corporate Headquarters and other	(6.5)	(9.4)	(1.2)	(7.8)	(8.5)

Continuing operations	32.0	45.7	22.1	76.1	6.1

Converting Equipment	(1.1)	(3.1)	(1.6)	(3.1)	(0.8)

Metso total	30.9	42.6	20.5	73.0	5.3

CAPITAL EMPLOYED BY BUSINESS AREA

	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	464	547	532	517	543
Metso Minerals	1,576	1,523	1,429	1,401	1,378
Metso Automation	261	244	228	207	183
Metso Ventures	128	129	137	145	141
Corporate Headquarters and other	414	372	353	417	315

Continuing operations	2,843	2,815	2,679	2,687	2,560

Converting Equipment	64	64	72	55	56

Metso total	2,907	2,879	2,751	2,742	2,616

ORDERS RECEIVED BY BUSINESS AREA

	1-3/2002	4-6/2002	7-9/2002	10-12/2002	1-3/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	490	473	398	281	738
Metso Minerals	545	469	415	431	434
Metso Automation	162	184	139	158	160
Metso Ventures	83	112	91	125	92
Intra Metso orders received	(27)	(28)	(23)	(28)	(32)

Continuing operations	1,253	1,210	1,020	967	1,392

Converting Equipment	38	46	37	75	33

Metso total	1,291	1,256	1,057	1,042	1,425

ORDER BACKLOG BY BUSINESS AREA

	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	1,023	1,063	1,035	742	1,114
Metso Minerals	592	504	461	474	514
Metso Automation	193	209	199	185	184
Metso Ventures	101	116	122	139	145
Intra Metso order backlog	(48)	(46)	(56)	(53)	(67)

Continuing operations	1,861	1,846	1,761	1,487	1,890

Converting Equipment	71	79	77	102	84

Metso total	1,932	1,925	1,838	1,589	1,974

Metso Corporation

Olli Vaartimo Executive Vice President and CFO	Helena Aatinen Senior Vice President Corporate Communications

distribution:
Helsinki Exchanges
New York Stock Exchange
Media
www.metso.com